SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2002

ALCON, INC.

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

011-41-41-785-8888

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F x	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes	No x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002.

The following press release was issued by Alcon Research, Ltd., a wholly owned subsidiary of Alcon, Inc., on September 28, 2002.

Alcon Research Ltd.

6201 South Freeway

Fort Worth, TX 76134

For immediate release

Anecortave Acetate Continues to Show

Powerful Efficacy in Clinical Trials for

Age-Related Macular Degeneration

FORT WORTH, Texas - September 28 - Anecortave Acetate, Alcon, Inc.'s investigational new drug, continued to demonstrate effectiveness in reducing vision loss in patients with the wet form of age-related macular degeneration. The 12-month data from an ongoing study demonstrated that Anecortave Acetate 15mg was significantly better at preserving vision, preventing severe vision loss and inhibiting lesion growth in the retina than a placebo.

Of patients treated with Anecortave Acetate15mg, 79 percent lost fewer than three lines of vision from baseline at the month 12 visit, compared to 53 percent of patients in the placebo group (statistically significant, p< 0.05). In the sub-group of patients with predominantly classic lesions, which are more severe, the month 12 clinical efficacy was even more pronounced, with 84 percent of treated patients maintaining vision within three lines compared to 50 percent for the placebo group (statistically significant, p<0.05).

Dr. Jason Slakter, a retinal specialist at Vitreous-Retina-Macula Consultants of New York and Clinical Professor of Ophthalmology at the New York University School of Medicine, presented these findings to Anecortave Acetate clinical investigators preceding the Retina Congress 2002 meeting in San Francisco. "The results in this study are the first reports from any long-term, controlled clinical trial to show safety and efficacy of a pharmacological treatment for wet AMD," remarked Dr. Slakter. "They represent another step forward for this therapy that could become an important treatment for AMD."

Alcon has already moved ahead with the next step to gain regulatory approval of Anecortave Acetate by launching a Phase III trial at more than 40 sites in the United States, Europe, Australia and Canada. This study will involve approximately 500 subjects; Alcon investigators are actively enrolling patients. The study directly compares the effectiveness of Anecortave Acetate versus photodynamic therapy (PDT) using Visudyne® in patients diagnosed with predominantly classic wet AMD. PDT with Visudyne is the only approved treatment other than laser photocoagulation for the type of AMD being studied. Because the treatment options for patients are so limited, the potential Anecortave Acetate brings to this field could prove to be a major advance in fighting wet AMD.

Patients interested in participating in this trial, or anyone interested in finding out more about it, may call 866-692-5959. Information is also available on Alcon's website, www.alconinc.com, go to USA, then click on clinical studies.

Anecortave Acetate is delivered by an injection around and behind the eye (a juxtascleral injection), allowing the medication to be deposited behind the macula, the area where the retina is diseased. Alcon designed a device specifically to administer the injection. Compared to other approved and experimental treatments for AMD, this injection procedure is less invasive and requires less frequent administration (once each six months). It has also been shown to be very safe; more than 500 injections have been performed in Anecortave Acetate clinical trials to date without any clinically relevant safety issues. An independent Safety Committee that provides ongoing review for all Anecortave Acetate studies has also determined that no clinically relevant adverse events related to the drug itself have been found to date. "The safety profile of Anecortave Acetate continues to prove to be excellent," noted Safety Committee member Dr. Carl Regillo, a retinal specialist at Retinovitreous Associates in Wyndmoor, Pennsylvania and director of Retina Clinical Research Unit at Wills Eye Hospital.

AMD is one of the leading causes of blindness, and ophthalmologists are always in search of newer and more effective treatments for this progressive disease that robs people of their sight and independence. AMD is a disease of the macula region in the retina. There are two forms of AMD, "wet" (or exudative), and "dry." The wet form results from the growth of new blood vessels under the macula. These blood vessels leak and cause the macula to separate from the underlying tissue, resulting in damage and vision loss.

The macula is the part of the retina that allows people to see fine details and is key to central vision. People with the advanced wet form of AMD often see a black or gray "blind spot" when looking straight ahead. They often have to rely on peripheral vision for daily functioning, and routine activities such as driving and reading often are greatly restricted or impossible. Although only about 10 percent of AMD cases are of the wet form, it is more damaging and is almost entirely responsible for severe vision loss due to AMD. Anecortave Acetate works by slowing or stopping the growth of the new blood vessels, which leads to less leakage and less retinal damage.

Alcon, Inc. (NYSE: ACL) is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders, and other conditions of the eye.

*Visudyne is a registered trademark of Novartis, AG.

# # #

Caution Concerning Forward-Looking Statements.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to our ability to complete clinical trials for Anecortave Acetate and file a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) and the expected benefits of Anecortave Acetate in treating exudative age-related macular degeneration (AMD). These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: we may never submit an NDA for Anecortave Acetate to the FDA, or submission and/or approval of the NDA may take longer than we expect; treatments developed by other companies may reach the market sooner or prove to be more effective than Anecortave Acetate; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media inquiries: Mary Dulle (Public Relations)
817-551-8058

Clinical Trial information call: 866-692-5959

For more information see www.alconinc.com.

Go to USA, then to Clinical Studies.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Alcon, Inc.
(Registrant)

Date	9/30/02	By	/s/ Guido Koller
Name: Guido Koller
Title: Sr. Vice President

Date	9/30/02	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Finance Manager